MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit

Dated: August 25, 2017

Fund	Percentage of Daily Net Assets
EcoLogical Strategy ETF	0.60%
US Market Rotation Strategy ETF	0.60%
Active Alts Contrarian ETF	0.10%
Strategy Shares Nasdaq 7 HANDL™ Index ETF	0.60%

STRATEGY SHARES

By: _/s/ Stephen P. Lachenauer_____

Print Name: Stephen P. Lachenauer

Title: Trustee

RATIONAL ADVISORS, INC.

By: _/s/ Jerry Szilagyi___________

Print Name: Jerry Szilagyi

Title: President